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                            January 2, 2024

       Jian Tang
       Chief Executive Officer
       iClick Interactive Asia Group Limited
       Prosperity Millennia Plaza
       663 King   s Road, Quarry Bay
       Hong Kong

                                                        Re: iClick Interactive
Asia Group Limited
                                                            Schedule 13E-3
filed December 19, 2023 by Jian Tang et al.
                                                            File No. 005-90348

       Dear Jian Tang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless otherwise indicated, all comments below refer to the preliminary proxy statement.

       Schedule 13E-3 filed December 19, 2023

       General

   1. The Special Factors section currently begins on page 40 of the proxy statement. Please relocate to a prominent
position at the forepart of the proxy statement. See Rule 13e-
                                                        3(e)(1)(ii).
   2.                                                   We note the disclosure
on page 51 that    [o]n November 24, 2023     the applicable parties
                                                        executed and delivered
the     Support Agreement.    However, certain parties to the
                                                        Support Agreement did
not file their respective initial Schedules 13D until December 14 and 15, 2023. In your
response letter, explain why under these facts, these filings were timely.
       Background of the Merger, page 40
 Jian Tang
FirstName   LastNameJian  TangLimited
iClick Interactive Asia Group
Comapany
January     NameiClick Interactive Asia Group Limited
         2, 2024
January
Page  2 2, 2024 Page 2
FirstName LastName
3. Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A require a filing person to summarize in considerable detail any reports, whether oral or written, received from a third party and materially related to this transaction. This requirement applies to both preliminary and final reports. To the extent that different versions of such reports are duplicative of earlier versions, your disclosure in the proxy statement may note this and summarize the differences. We note the references to the various Houlihan Lokey presentations and the various analyses from Houlihan Lokey that were presented to the
         Special Committee on January 20, 2023 through November 3, 2023. For these and any other meetings between the Special Committee and its financial advisor, please file any written materials, if applicable, as exhibits to the Schedule 13E-3 pursuant to Item 9 of
         Schedule 13E-3 and Item 1016(c) of Regulation M- A and expand the disclosure in the proxy statement to summarize.
4.       We note your disclosure that on August 11, 2023,    Houlihan Lokey
reported to the
         Special Committee the key items in the August Financial Projections and explained to the
         Special Committee the key changes since the July Financial
Projections.    Disclose the
         material differences between the July Financial Projections and the August Financial
         Projections.
5. Throughout this section the disclosure alternates between adjusting and not adjusting prices to reflect the November 14, 2022 ratio change. For clarity, please revise to present such prices consistently.
Position of the Buyer Group as to the Fairness of the Merger, page 60

6. We note that the Buyer Group considered the Houlihan Lokey opinion and the factors considered by, and findings of, the Special Committee and the Board. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-
         17719 (April 13, 1981). Please revise to state, if true, that the Buyer Group adopted
         Houlihan Lokey   s analyses, as well as the analyses of the Special
Committee and the
         Board, as its own. Alternatively, revise your disclosure to include disclosure responsive to
         Item 1014 of Regulation M-A.
Opinion of the Special Committee's Financial Advisor, page 65

7.       We note your disclosure on page 65 that Houlihan Lokey's opinion addressed "the
         fairness, from a financial point of view, of the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares and the Dissenting
         Shares) and the Per ADS Merger Consideration to be received by the holders of ADSs
         (other than ADSs representing the Excluded Shares) in the Merger pursuant to the Merger
         Agreement.    Please address how any filing person relying on the
Houlihan Lokey opinion
         was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to unaffiliated and certain affiliated
 Jian Tang
iClick Interactive Asia Group Limited
January 2, 2024
Page 3
         security holders together, rather than all security holders unaffiliated with the Company.
Security Ownership of Certain Beneficial Owners and Management of the Company, page 124

8. Please state the aggregate number and percentage of subject securities that are beneficially owned by each person specified in Instruction C to Schedule 13E-3 for each filing person on the Schedule 13E-3. See Item 1008(a) of Regulation M-A.
Where You Can Find More Information, page 130

9. The SEC Reference Room no longer provides a means for stockholders to access periodic and current reports; however, those filings are generally available on the SEC's EDGAR system. Please revise your disclosure accordingly.
Directors and Executive Officers of Each Filing Person, page E-1

10.      We note your disclosure on page E-7 that    [d]uring the last five
years, none of the
         directors of the Infinity Global Fund SPC has not been     convicted
in a criminal
         proceeding       (emphasis added). Please describe such convictions
and proceedings or
         revise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Blake Grady at 202-551-8573 or Tina Chalk at 202-551-
3263.



FirstName LastNameJian Tang                                    Sincerely,
Comapany NameiClick Interactive Asia Group Limited
                                                               Division of
Corporation Finance
January 2, 2024 Page 3                                         Office of
Mergers & Acquisitions
FirstName LastName